UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2018
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant's name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant's press release dated June 13, 2018.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: June 13, 2018

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated June 13, 2018

Exhibit 1

Elbit Systems' Surgeon-Centered Visualization Spin-Off, Beyeonics, Raises $11.5 Million

Haifa, Israel, June 13, 2018 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT) ("Elbit Systems") announced today that it's subsidiary, Beyeonics Surgical Ltd. ("Beyeonics"), concluded a first round of funding raising a $11.5 million investment from leading investment groups including an international corporation. Beyeonics develops innovative surgeon-centered visualization technologies that improves the surgeon's efficiency and substantially enhances patient safety and surgical outcomes.

Beyeonics' first clinically tested system - Clarity™ Bionic Visualization Platform – has a proven track record of providing surgeons with Augmented/Virtual Reality vision capabilities that replace surgical microscopes while allowing real-time integration of an unlimited amount of data. The Clarity platform is comprised of a Transparent Head Wearable Display that utilizes unique Elbit Systems' displays technology, 3D Ultra-Resolution remote sensing cameras, and a Processing Core that leverages Elbit Systems' image processing know-how as well as fusion and analytical tools to enable zero latency integration of information from multiple digital sources. Undergoing clinical trials since 2016 the Clarity platform has been successfully tested in more than 20 ophthalmic surgeries both at the Tel Aviv Sourasky Medical Center and at Retinal Consultants of Arizona.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: "Having completing this funding round on the heels of Cyberbits' investment announcement, attests to the commercial potential of our technologies. We are proud to have spun-off a company that leverages some of our unique technologies to materially enhance surgeons' capabilities in the operating room. This investment will enable Beyeonics to expand product development, to include additional surgical applications and to accelerate commercialization."

About Beyeonic Surgical
Beyeonics Surgical technologies began operating in 2012, led by a team of Elbit Systems senior engineers with a mission to revolutionize the visualization and information presented during surgery. Future products include visualization systems for other surgical applications as well as solutions for spine surgery, minimal invasive procedures, robotic surgery and use in cardiovascular catheterization labs. Operating from Israel, Beyeonics is working in collaboration with Prof. Anat Lowenstein the Head of Ophthalmic Department and Prof. Adiel Barak the Head of the Retina Department in Tel Aviv Sourasky Medical Center and with Dr. Pravin Dugel managing partner at Retinal Consultants of Arizona.

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com, follow us on Twitter or visit our official Youtube Channel.

Company Contact:
Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel:  +972-77-2946691
David.Vaaknin@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward-looking statements are based on management's expectations, estimates, projections and assumptions.  Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.